Exhibit 13.1
Annual Information Form
For the year ended December 31, 2009
March 30 , 2010

Table of Contents
Annual Information Form for the year ended December 31, 2009

In this Annual Information Form, the terms “We”, “Us”, “Our”, “Company” and “Cascades” refer to Cascades Inc., its subsidiaries, divisions and its interests in joint ventures. Except as otherwise indicated, all dollar amounts are expressed in Canadian dollars. The information in this Annual Information Form is stated as at December 31, 2009, except as otherwise indicated, and except for information in documents incorporated by reference that have a different date.
Documents Incorporated by reference
The documents in the table below contain information that is incorporated by reference into this Annual Information Form.

Documents	Where they are incorporated in this Annual Information Form
Cascades Inc.’s 2009 Annual Report – Management’s discussion and analysis of financial position and operating results, NEAR-TERM OUTLOOK, page 50, RISK MANAGEMENT, page 55	Items 3.3, 4.6.1 and 4.9
Forward-Looking Statements
Certain statements in this Annual Information Form or in documents incorporated by reference are forward-looking statements within the meaning of the “Safe Harbour” provision of the United States Private Securities Litigation Reform Act of 1995 based on current expectations. The accuracy of these statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, the prices and availability of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions (See heading Business Risks).

Annual Information Form
Item 1 – Date of the Annual Information Form
This Annual Information Form (“AIF”) is dated as at March 30, 2009. Except as otherwise indicated, the information contained in this AIF is stated as at December 31, 2009.
Item 2 — Corporate Structure
2.1 Name and Incorporation of the Company
Cascades Inc. (hereinafter referred to as “Cascades” or the “Company”) was incorporated under the name Papier Cascades Inc./Cascades Paper Inc. under the laws of the Province of Québec by letters patent issued on March 26, 1964. Supplementary letters patent were issued on March 11, 1968, July 4, 1979 and October 19, 1979 to amend the authorized capital stock and the restrictions and privileges attached to certain classes of shares of the Company.
Cascades was continued under the name Cascades Inc. under Part 1A of the Companies Act (Québec) by Certificate of Continuance dated October 26, 1982. Certificates of Amendment were issued on July 5, 1984, September 16, 1985 and May 13, 1986 to permit the subdivision of the Company’s Common Shares, as well as on July 15, 1992, July 24, 1992, December 17, 1992 and July 20, 1993 in order to modify the authorized share-capital and the restrictions and privileges of certain classes of shares of the Company.
On December 30, 2003, in accordance with Article 123.129 of the Companies Act (Québec), Cascades, by simplified amalgamation, merged with 9135-2591 Québec Inc., a wholly owned subsidiary of the Company. The articles of amalgamation and schedules as well as the composition of the Board of Directors of the new company following the amalgamation are exactly the same as those of Cascades Inc. prior to the amalgamation.
The head office and corporate offices of Cascades are located at 404 Marie-Victorin Blvd., Kingsey Falls (Québec) J0A 1B0. Cascades also has executive offices located at 772 Sherbrooke Street West, Suite 100, Montréal (Québec) H3A 1G1. We maintain a web site at www.cascades.com.
2.2 Intercorporate Relationships
The following list sets out the principal wholly-owned subsidiaries of Cascades and their respective jurisdiction of incorporation as at December 31, 2009:

Jurisdiction of
Corporate Name	Incorporation
Cascades Canada Inc.	Canada
Cascades Fine Papers Group Inc.	Canada
Cascades S.A.S.	France
Cascades Tissue Group – North Carolina Inc.	North Carolina
Cascades Tissue Group – Pennsylvania Inc.	Delaware
Cascades USA Inc.	Delaware
Dopaco, Inc.	Pennsylvania
Metro Waste Paper Recovery Inc.	Canada
Norampac Holding US Inc.	Delaware
Norampac Industries Inc.	New York
Item 3 — General Development of the Business
3.1 Three Year History
On December 29, 2006, in connection with the acquisition of the remaining outstanding shares (50%) from Domtar Inc. (“Domtar”) in Norampac Inc. (“Norampac”), the Company completed the refinancing of its $875 million credit facility originally put in place in 2005 to provide for new $850 million (including $325 million of Norampac) credit facilities consisting of a $650 million five-year secured revolving credit facility maturing in December 2011, a $100 million secured term facility maturing in October 2012 and a six-month $100 million unsecured revolving credit facility. The six-year term facility can be reimbursed without penalty at the Company’s option any time prior to maturity. Its obligations under this new revolving credit facility are secured by all inventory and receivables of the Company and its North American subsidiaries and by the property, plant, and equipment of five of its mills. On June 27, 2007, the Company amended its credit agreement to add a new twelve month unsecured revolving credit facility in the amount of $100 million said credit facility having been renewed on May 22, 2008 for another twelve month period. On February 13, 2009, Cascades announced that it had entered into an agreement to amend its existing bank credit agreement. Under the terms of the amendment the existing financial covenants, namely the maximum funded debt to capitalization ratio of 65% and the minimum interest coverage ratio of 2.25x, remain unchanged until maturity in October 2012. In consideration of this covenant extension the variable interest rate applicable to borrowings outstanding was increased by 200 basis points. The amendment also cancelled the unsecured revolving credit facility in the amount of $100 million that was originally scheduled to terminate in June 2009. The amounts of the Company’s secured revolving credit and term facilities ($750 million and $100 million respectively) and their maturity dates (December 2011 and October 2012 respectively) remain unchanged.
On September 13, 2007, Cascades entered into a Combination Agreement with Reno de Medici S.p.A. (“RdM”), a public company based in Milan (Italy), the second largest recycled boxboard producer in Europe. The Combination Agreement was amended on June 12, 2009. The Company also entered into a Shareholders’ Agreement covering matters related to corporate governance where Cascades S.A.S, on the one hand, and a group of current RdM shareholders on the other hand, would be equally represented on the Board of Directors of RdM. As a

Annual Information Form
result of this transaction, the Company contributed its recycled boxboard manufacturing assets, located in Blendecques, France, and Arnsberg, Germany, as well as its sheeting centre in Wednesbury, U.K., which had a net book value of $92 million (€62 million) in exchange for 115.6 million shares or 30.6% of outstanding shares in RdM, representing a contribution of $81 million (€54 million) and a cash consideration adjustment of $3 million (€2 million). The Company’s investment in RdM is proportionally consolidated since that date, as the Company and another significant shareholder have joint control of RdM. As of December 31, 2009, the Company held a 36% interest in RdM.
On November 19, 2009, the Company issued US$500 million aggregate principal amount of 7.75% Senior Notes due 2017 and CAN$200 million aggregate principal amount of 7.75% Senior Notes due 2016. The US$ notes were issued at a price of 98.534% of their principal amount and the CAN$ notes were issued at a price of 98.670% of their principal amount, both resulting in an effective yield of 8%. On December 9, 2009, the Company also completed a US$250 million aggregate principal amount of 7.875% Senior Notes due 2020. These notes were issued at a price of 98.293% of their principal amount to yield 8.125%.
The Company used the gross proceeds from these offering of notes to fund the purchase of the Company’s outstanding Senior Notes maturing in 2013. The Company used the remaining proceeds of the offering to pay fees and expenses in connection with the offering and the tender offer and to reduce indebtedness outstanding under the revolving portion of the Company’s credit facility.
In November and December 2009, the Company purchased for a total consideration of US$732 million, including a premium of US$13 million, a total of US$530 million aggregate principal amount of 7.25% notes and US$189 million aggregate principal amount of 6.75% notes due 2013, leaving outstanding approximately US$116 million aggregate principal amount of 7.25% notes and US$61 million aggregate principal amount of 6.75% Notes.
From January 1st to March 15, 2010, the Company purchased for a total consideration of US$158 million, including a premium of US$3 million, a total of US$106 million aggregate principal amount of 7.25% notes and US$49 million aggregate principal amount of 6.75% notes due 2013. Approximately US$10 million aggregate principal amount of 7.25% notes and US$12 million aggregate principal amount of 6.75% notes remain outstanding.
Boxboard Group
On January 25, 2007, Cascades announced the sale of its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company to Rock-Tenn Company. This transaction amounted to $38 million ($US 32 million).
On September 15, 2008, Cascades announced that it had completed the sale of the assets of Scierie Lemay Inc. to Produits Forestiers Arbec S.E.N.C. for a counterpart of $6 million paid in cash and a contingent consideration of $2 million.
On July 2, 2008, Cascades, through its Containerboard Group Division (Norampac), announced the closure of its Toronto boxboard mill for an indefinite period of time. Nearly 140 employees were affected by this closure. The Toronto mill has an annual production capacity of coated recycled boxboard of approximately 183,000 short tons. This decision was taken to mitigate the negative impacts of several factors such as high labour costs, growing fibre supply costs and rising energy costs.
Containerboard Group — Norampac
On September 7, 2007, Norampac announced the sale of its linerboard mill located in Red Rock (Ontario) and agreed to pay an amount of $10 million to the purchaser, North American Logistic Services, Inc., in order to encourage the start-up of a new line of production at the facility. The Red Rock mill had ceased its operations for an indefinite period of time on October 3, 2006, due to unfavorable economic factors.
On March 18, 2008, Cascades’ management announced the reorganisation of its North American boxboard and containerboard operations. This reorganisation was intended to enhance the sharing of technology while creating a larger packaging group that would be better able to respond to the needs of customers in Canada and in the United States.
On April 2, 2009, Cascades announced the termination of the production activities at its Québec City based corrugated products plant, due to an important reduction of the business volume and to unfavourable economic factors. The closure was completed in November 2009 and nearly 145 employees were affected by the closure. Production activities were redirected to other Québec based corrugated products plants.
Specialty Products Group
On August 2, 2007, Cascades announced that it had entered into an agreement with Honeycomb Products of Michigan (HPM) to acquire certain assets of HPM’s honeycomb board mill located in Grand Rapids (Michigan) for a counterpart of $11 million ($US10.4 million).
On December 21, 2007, Cascades concluded the sale of the assets of the mill of Cascades Fine Papers Group Inc., Thunder Bay Division (Ontario) and paid an amount of $4.5 million to the purchaser, Thunder Bay Fine Papers Inc., in order to support the start-up of the plant. The mill had ceased operations on January 21, 2006.
On January 7, 2008, Cascades proceeded to the sale of its Greenfield S.A.S. French deinking mill to Argowiggins, a subsidiary of Sequana Capital, for a counterpart of $41 million (€28 million).
On September 22, 2009, Cascades announced the acquisition of the Canadian assets of Sonoco Recycling, as well as the US recovery assets of Yorkshire Paper Corporation through its subsidiary Metro Waste Paper Recovery Inc. for a total consideration of $1 million and $3 million respectively. Both companies provide the retail sector with on-site collection services of recyclable materials, such as corrugated containers, paper and plastics.

Annual Information Form
Tissue Group
On February 22, 2007, Cascades announced an investment of 17.4 million $ (US$15 million) to equip its tissue mill in Memphis (Tennessee) with a deinking unit. This deinking unit will enable the plant to be highly competitive.
On July 2, 2008, Cascades announced a $15 million investment towards the acquisition of a high-tech conversion line for its Lachute (Québec) tissue paper plant. This investment will contribute to stepping up the production capacity of the plant, improving product quality and improving competitiveness which will enable the Company to better serve its industrial and institutional customers.
On August 31, 2009, Cascades announced the acquisition of the tissue business assets of Atlantic Packaging Products Ltd. based in Ontario. This acquisition for approximately $61 million will enable Cascades to increase its annual production capacity by 64,000 short tons of recycled paper and its converting capacity by approximately 70,000 short tons.
3.2 Significant Acquisitions
No significant acquisition was completed by the Company during the financial year ended December 31, 2009 for which disclosure would have been required under Part 8 of National Instrument 51-102 of the Canadian Securities Administrators, namely the filing of a Business Acquisition Report.
3.3 Trends
Reference is made to Management’s Discussion and Analysis in the 2009 Annual Report, specifically on page 50 under the heading “NEAR-TERM OUTLOOK”, which is incorporated by reference.
Item 4 — Description of the Business
4.1 General
Established in 1964, Cascades is the parent company of a North American and European group of companies involved in the production, conversion and marketing of packaging products and tissue papers principally composed of recycled fibre. In 2009, excluding its equity investment in Reno De Medici S.p.A., Cascades consumed approximately 3 million short tons of fibre and pulp. Recycled fibre, wood fibre (chips and logs) and pulp respectively accounted for 72%, 20% and 8% of the total fibre and pulp consumption. Cascades obtains most of its supply of recycled fibre through its own recovery network as well as through mid- to long-term agreements with independent suppliers. Cascades obtains its supply of wood fibre and pulp through contractual agreements with independent sawmills, timberland owners and pulp producers.
Cascades conducts its business principally through two operating sectors, namely:
     1) The Packaging Products sector which includes:
          i) The Boxboard Group, a manufacturer of premium coated boxboard and folding cartons;
          ii) The Containerboard Group, a manufacturer of containerboard and leading converter of corrugated products; and
          iii) The Specialty Products Group, which manufactures specialty papers, industrial packaging and consumer product packaging and is also involved in recovery and recycling.
     2) The Tissue Papers sector operates units that manufacture and convert tissue paper for the commercial, institutional, and retail markets.
These two sectors include over 108 operating units located in Canada, the United States and Europe and employ more than 12,400 employees. This structure decentralizes authority while allowing continuous exchanges between sectors and a better coordination of all of the operations. Cascades sets strategic guidelines and ensures that corporate policies concerning acquisition and financing strategies, legal affairs, human resources management and environmental protection are applied by the subsidiaries, divisions and affiliated companies.
4.2 Industry Sector Information
4.2.1 Packaging Products Sector
The packaging products sector is divided into three groups of activities: the Boxboard Group, the Containerboard Group and the Specialty Products Group.
4.2.1.1 Boxboard Group
In North America, the Boxboard Group operates three mills that produce premium coated boxboard for conversion into folding cartons and micro-flute packaging, with a total annual production capacity of 346,000 metric tonnes. These three mills are located in Canada and the American northeast. Recycled fibre accounts for approximately 75% of their total pulp and fiber consumption. Also vertically integrated downstream via its Folding Carton Division, the division’s five plants, one in Québec, two in Ontario, one in Manitoba and one in Kentucky in the United States annually convert some 75,000 metric tonnes a year supplied mainly by its Canadian boxboard mills. These plants design, develop and produce packaging solutions that meet the specific needs of companies focused on food and consumer products, including beverages, dry food, frozen and perishable food, and health and beauty care.
A leading producer of cups and folding cartons for quick service restaurants in North America through its wholly owned subsidiary, Dopaco, Inc., it operates six plants (two in Ontario and four in the United States) and converts some 165,000 tonnes of boxboard a year, which mostly comes from Cascades’ boxboard mills. It also holds an interest in a joint venture in the United States, Union Packaging, LLC.

Annual Information Form
In 2009 and 2008, the Boxboard Group’s sales in North America respectively amounted to $1.313 billion and $1.323 billion. In 2009, 67% of the sales were generated in the United States and 33% in Canada. Products are delivered to customers by truck, rail or a combination of both. As at December 31, 2009, the Boxboard Group employed more than 2,400 employees in 14 facilities in North America.
In Europe, the Boxboard Group operates two mills, one in France and one in Sweden that produce coated boxboard made of virgin fibre. With a total annual production capacity of 202,000 metric tonnes, these two plants employ close to 500 employees. The Company also holds a 36% investment in the Italian company Reno de Medici S.p.A, the second largest European producer of recycled coated boxboard with eight mills and an annual production capacity of 940,000 metric tonnes.
The following table lists the manufacturing and converting plants owned by the Boxboard Group, the approximate annual production capacity of the facilities or shipments and the products manufactured or the operations carried out therein, as the case may be, in 2009 :

		Annual capacity or
Facilities	Products / Services	Shipments
Manufacturing		Annual capacity in metric tonnes
Jonquière (Québec)	From 100% virgin to 100% recycled coated boxboard	144,000
East Angus (Québec)	100% recycled coated boxboard	66,000
Versailles (Connecticut)	100% recycled coated boxboard	136,000
LaRochette (France)	Coated boxboard	140,000
Cascades Djupafors A.B. (Sweden)	Coated boxboard	62,000

Converting		Shipments in metric tonnes
Mississauga (Ontario)	Processing and printing of boxboard for folding cartons	21,000
Cobourg (Ontario)	Processing and printing of boxboard for folding cartons	14,000
Winnipeg (Manitoba)	Processing and printing of boxboard for folding cartons	17,000
Lachute (Québec)	Processing and printing of boxboard for folding cartons	8,000
Hebron (Kentucky)	Processing and printing of boxboard for folding cartons	15,000
Dopaco, Inc. (Pennsylvania, California, North Carolina, Illinois and Ontario)	Packaging products for the quick-service restaurant industry	165,000
4.2.1.2 Containerboard Group
The Containerboard Group, conducting business under the name Norampac, employs more than 4,100 employees in its 32 containerboard mills and corrugated products converting plants in Canada, the United States and France. This network produces a broad range of products for sale to both regional and national customers in a variety of industries, including the food, beverage and consumer products industries. Seven linerboard and corrugated medium mills in Canada, the United States and France have a combined annual production capacity of 1.2 million short tons, dedicated to specialty papers such as white-top linerboard. The products manufactured by the seven manufacturing mills consist of 23% linerboard and 77% corrugating medium. Excluding swaps, approximately 66% of their North American output was converted by Norampac’s 25 corrugated products converting plants, strategically located across Canada and the northeastern United States in 2009. The Containerboard Group purchases all of its needs in virgin fibre in Québec and Ontario, and purchases the third of its recycled fibre in the United States and the rest in Canada. Products are delivered mainly by truck, rail or a combination of both.
In 2009, consolidated sales of this group amounted to $1.062 billion, compared to $1.203 billion in 2008, mainly allocated as follows: 66% in Canada, 25% in the United States and 9% outside of North America. Its own sales force carries out the sales of this group together with sales agents for export purposes.
The following table lists the mills and converting plants of the Containerboard and Corrugated Products Group and the approximate annual production capacity or shipments of each facility as well as the products manufactured or, where applicable, their activities in 2009 :

		Annual capacity or
Facilities	Products / Services	Shipments
Containerboard		Annual Capacity in short tons
Norampac Industries Inc., Niagara Falls Division (New York)	100% recycled corrugating medium	275,000
Norampac Avot Vallée SAS (France)	100% recycled corrugating medium and linerboard	155,000

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		Annual capacity or
Facilities	Products / Services	Shipments
Kingsey Falls (Québec)	100% recycled linerboard	103,000
Cabano (Québec)	Corrugating medium	242,000
Trenton (Ontario)	Corrugating medium in various basis weights	194,000
Mississauga (Ontario)	100% recycled linerboard	173,000
Burnaby (British Columbia)	100% recycled corrugating medium and gypsum paper	128,000
Corrugated Products		Shipments in square feet
Newfoundland (St. John’s)	Corrugated packaging	138,000,000
Moncton (New Brunswick)	Corrugated packaging	322,000,000
Québec (Québec)	Variety of corrugated packaging containers	362,000,000 (1)
Drummondville (Québec)	Corrugated packaging containers for medium or heavy volume	786,000,000
Victoriaville (Québec)	Corrugated packaging of all sizes	292,000,000
Vaudreuil (Québec)	Variety of corrugated packaging containers	845,000,000
Viau, Montréal (Québec)	Variety of corrugated packaging containers	760,000,000
Le Gardeur (Québec)	Corrugated sheets, packaging and pallets	63,000,000
Belleville (Ontario)	Variety of corrugated packaging containers	247,000,000
Etobicoke (Ontario)	Variety of corrugated packaging containers	404,000,000
Jellco, Barrie (Ontario)	Variety of corrugated packaging containers	97,000,000
Peterborough (Ontario)	Corrugated sheets, packaging and pallets	70,000,000
St-Mary’s (Ontario)	Corrugated packaging	769,000,000
OCD, Mississauga (Ontario)	Corrugated packaging	743,000,000
Vaughan (Ontario)	Corrugated sheets	1,785,000,000
North York (Ontario)	Single face sheets, co-packaging and display operations	40,000,000
Lithotech, Scarborough (Ontario)	Single face laminate	173,000,000
Winnipeg (Manitoba)	Waxed corrugated containers	484,000,000
Saskatoon (Saskatchewan)	Corrugated product packaging	15,000,000
Calgary (Alberta)	Die cut boxes	549,000,000
Richmond (British Columbia)	Corrugated packaging	433,000,000
Norampac New York City Inc. (New York)	Graphic packaging and industrial box mix	800,000,000
Norampac New England Inc., Leominster Division (Massachusetts)	Industrial box mix	491,000,000
Norampac Schenectady Inc. (New York)	Variety of corrugated packaging containers	531,000,000
Norampac Industries, Inc., Lancaster Division (New York)	Variety of corrugated packaging containers	347,000,000

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Corrugated Products		Shipments in square feet
Norampac New England Inc., Thompson Division (Connecticut)	Variety of corrugated packaging containers	186,000,000
Services
Art & Die, Etobicoke (Ontario)	Graphic art and printing plates	5,042,000 square inches

(1)	In November 2009, the Québec plant definitely ceased its activities.
4.2.1.3 Specialty Products Group
The Specialty Products Group operates in four main sectors of activity, namely : industrial packaging, consumer product packaging, specialty papers, as well as in recovery and recycling. This group operates 43 facilities located in North America and Europe, including 19 recovery centers in Canada and the United States. It employs more than 2,600 employees. In 2009, sales of this group amounted to $769 million, compared with $860 million in 2008.
a) Industrial Packaging
Cascades Conversion Inc., Converdis Inc. and Cascades Sonoco Inc., joint venture companies, convert uncoated board, obtained in part within the Cascades network, into industrial packaging materials for the pulp and paper industry, such as roll headers and paperboard packaging from rolls of newspaper. Cascades Conversion Inc. manufactures as well a unique model of heat plate for sealing roll edges. The sales for these mills are handled by their own sales force. In 2009, one customer accounted for 16% of sales and the principal geographic market is the United States with 64%, followed by the province of Québec at 21% and by other Canadian provinces at 15%.
Cascades Rollpack S.A.S operates two plants in France at Saulcy-sur-Meurthe and Châtenois, which manufacture roll headers made of linerboard and uncoated paperboard obtained from within the European paper mills. The sales of these mills are made through their own sales forces. In 2009, one customer accounted for 10% of the products sold and the principal geographic market is Europe, with France at 34%, Germany at 27%, Sweden at 9% and other various countries at 30%.
Cascades Multi-Pro, located in Drummondville (Québec) manufactures laminated boards used in many industrial sectors as well as honeycomb paperboard. Cascades Enviropac in Berthierville, St. Cesaire (Québec) and Toronto (Ontario) as well as Cascades Enviropac HPM LLC in Grand Rapids (Michigan) manufacture honeycomb paperboard used as industrial packaging in general. The sales for these mills are handled by internal and external sales representatives. In 2009, their most important customer accounted for 7% of sales and the principal geographic market is the United States at 50% followed by the province of Ontario with 28%, Québec at 18%, and by other Canadian provinces with 4%. The supply of uncoated board is principally obtained within the Cascades network.
Cascades Papiers Kingsey Falls (Québec) produces uncoated board using 100% recycled fibre. This board is used mainly by converters specializing in commercial and industrial packaging such as headers and wrappers for the paper industry as well as spacers and partitions used to package products. This division produces approximately 88,000 metric tonnes of which 56% is sold to affiliated companies while the balance is sold to third parties of which three represent respectively 4%, 4% and 3% of sales. 60% of total sales are made to customers located in Québec. Raw material is sourced principally in Québec (88%), as well as in Ontario (3%) and in the United States (9%). Products are delivered principally by, in order of importance: by truck, rail, and ships.
The following table lists the main mills of the industrial packaging products sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2009 :

		Annual capacity in metric
Facilities	Products	tonnes or square feet
Cascades Conversion Inc. Kingsey Falls (Québec)	Roll headers and packaging products	65,000
Converdis inc. Berthierville (Québec)	Packaging products	50,000
Cascades Sonoco Inc., Birmingham (Alabama)	Roll headers and packaging products	50,000
Cascades Sonoco Inc., Tacoma (Washington)	Roll headers and packaging products	30,000
Cascades Rollpack S.A.S., Saucy-sur- Meurthe and Châtenois (France)	Roll headers and packaging reams	30,000
Cascades Multi-Pro Drummondville (Québec)	Sheeting, dividers, laminated board and honeycomb packaging products	15,000
Cascades Enviropac, Berthierville and St. Cesaire (Québec)	Honeycomb packaging products	8,000

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		Annual capacity in metric
Facilities	Products	tonnes or square feet
Cascades Enviropac – Toronto (Ontario)	Honeycomb packaging products	6,000
Cascades Enviropac HPM LLC Grand Rapids (Michigan)	Honeycomb packaging products and other packaging products	10,000
Cascades Papiers Kingsey Falls (Québec)	Uncoated board	93,000
b) Consumer Product Packaging
Two mills manufacture moulded pulp products, Cascades Forma-Pak in Kingsey Falls (Québec) and Cascades Moulded Pulp, Inc., in North Carolina (United States). The manufactured moulded pulp products are primarily destined for poultry farms and the quick-service restaurant business in Canada (7%) and the United States (93%). This sector of the Specialty Products Group produces mainly filler flats designed for egg processors, trays and specialty packaging products. Sales representatives and a network of sales agents serve customers; seven of whom represent 64% of sales. Raw material for these moulded pulp products is composed of 100% recycled material.
Plastiques Cascades, located in Kingsey Falls (Québec), and Cascades Plastics Inc., located in Warrenton (Missouri), specialize in the food industry, notably, packaging for the quick-service restaurant business and specialty packaging for the meat processing industry. The principal raw material used is polystyrene. Sales representatives and a network of sales agents serve Canada and the United States.
Plastiques Cascades — Re-Plast, located in Notre-Dame-Du-Bon-Conseil (Québec), recycles waste plastic generated by selective collection and industrial waste. The principal products are building construction boards, 100% recycled plastic or wood-plastic composite commercialized under the name Perma-Deck®, manufactured from post-consumer and post-industrial recycled plastic and wood residue. A variety of outdoor furnishings for outdoor use, commercialized under the name Urbain Design®, completes this list. Products are sold through sales agents, manufacturing agents and distributors.
Cascades Inopak located in Drummondville (Québec), specializes in the thermo moulding of rigid sheets of plastic and moulding by injection. Its principle products are wrappers for packaging coins sold under the trade name Plastichange® and a complete line of multi-use containers known under the trade marks Benpac™ and VuPack™ for the retail sale and packaging of food and industrial products such as products under the trade mark Frig-O-Seal®. Products are sold through distributors and agents. The principal raw materials used are P.E.T., polypropylene, clear polystyrene, PVC and the compostable plastic P.L.A.
Sales for these plastic units are allocated as follows :

Territory	2008	2009
Québec	47%	46%
Ontario	16%	14%
The rest of Canada	1%	2%
United States	36%	38%
The following table lists the mills in the consumer product packaging sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2009 :

		Annual capacity
Facilities	Products	in kilograms
Plastiques Cascades Kingsey Falls (Québec)	Polystyrene foam containers	9,500,000
Cascades Plastics Inc. Warrenton ( Missouri)	Polystyrene foam containers	5,000,000
Plastiques Cascades – Re-Plast Notre-Dame-du-Bon-Conseil (Québec)	Park furniture, patio and balcony planks, plastic lumber	6,000,000
Cascades Inopak Drummondville (Québec)	Coin wrappers, multi-use packaging	5,000,000
Cascades Forma-Pak Kingsey Falls, (Québec)	Filler flats, trays, specialty packaging products	11,000,000
Cascades Moulded Pulp, Inc., Rockingham (North Carolina)	Filler flats, trays and specialty packaging products	6,000,000
c) Specialty Papers
Cascades Lupel, located in Trois-Rivières (Québec) manufactures backing for vinyl flooring sold under the trademarks Endorex™ and Absorbak™. Sales for these units are made primarily in the United States (67%), Canada (29%) and in Mexico and Europe (4%). The products are delivered principally by truck. The mill’s annual production capacity is 55,000 metric tonnes. The raw materials are easily

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available and the mill sources 86% of its needs from the United States, the remainder is sourced in Canada. Three customers accounted for respectively 42%, 29% and 24% of sales.
The Cascades East Angus (Québec) mill manufactures several types of specialized kraft paper such as butcher paper, paper for envelopes, paper for asphalt coating and paper which withstands grease or moisture. These types of specialty paper allow the unit to maintain a competitive share within the kraft paper market. The annual capacity of this mill is 100,000 metric tonnes. The majority of its sales are in the United States (68% in 2009). Products are delivered principally by truck. Its most important customer accounts for 15% of sales. Its products may contain 0% to 100% of recycled fibre depending on customer requirements. By increasing its bark steam production (53%), this mill substantially reduces its costs, compared to natural gas and oil production users.
Cascades Auburn Fibre Inc. (Maine), with an annual capacity of 75,000 metric tonnes, manufactures from waste paper material a high-gloss de-inked pulp used for the production of tissue and fine paper. 45% of sales are made in the United States and 55% are made in Canada. In 2009, 49% of the output of this facility was used by the operating units within the Cascades Group, from which 27% was used by the Rolland Division of the Cascades Fine Papers Group Inc. Within the remaining 51% of sales, one customer accounted for 15%.
Cascades Fine Papers Group Inc., Rolland Division operates a plant in Saint-Jérôme (Québec) and manufactures over 100 types of uncoated fine paper. Aside from paper destined for copying, business forms and envelopes, this division is increasingly involved in the niche markets for high-end recycled paper and specialty paper for commercial and security printing. The Rolland Division paper products are made from virgin fibre (42%) and recycled fibre (58%). The products are sold under such names as Rolland Enviro100™, Rolland Opaque50™, Rolland ST50™, Rolland Hitech50™, ReproPlusBrite®, Superfine Linen Record™ and Colonial Bond™. Through its sales representatives, the Rolland Division sells 57% of its products in Canada, 30% in United States and 13% in export. Two customers respectively accounted for 24% and 16% of sales.
The Breakey Fibres Division, located in Sainte-Hélène-de-Breakey (Québec) operates a mill specializing in the production of high-end de-inked kraft pulp, a product that meets an increasing demand for uncoated fine papers containing recycled fibre. The Breakey Fibres Division is supplied with waste paper coming from Eastern Canada and from the United States. In 2009, almost 79% of the output of this facility was used at the Rolland Division and 19% by operating units within the Cascades Group. The remaining production is sold on the open market.
The Converting Centre Division, located in Saint-Jérôme (Québec), owns and operates a sheeting centre with an annual capacity of 115,000 short tons. The Centre offers warehousing services with a capacity of 7,000 short tons. It offers sheeting, warehousing and distribution services to the other divisions of the specialized papers sector as well as to outside customers.
The following table lists the mills of the specialized papers sector and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2009 :

Annual capacity
(MT : metric tonnes
Facilities	Products / Services	ST : short tons)
Cascades Lupel Trois-Rivières (Québec)	Manufacture of backing for vinyl flooring	55,000 MT
Cascades East Angus (Québec)	Manufacture of kraft paper	100,000 MT
Cascades Auburn Fibre Inc. (Maine)	Manufacture of kraft de-inking pulp	75,000 MT
Cascades Fine Papers Group Inc., Rolland Division Saint-Jérôme (Québec)	Manufacture of uncoated fine paper	155,000 ST
Cascades Fine Papers Group Inc., Breakey Fibres Division Sainte-Hélène-de-Breakey (Québec)	Manufacture of de-inked kraft pulp	75,000 MT
Cascades Fine Papers Group Inc., Converting Center Division Saint-Jérôme (Québec)	Converting of fine papers, kraft and chipboard	115,000 ST
d) Recovery and Recycling
Cascades Recovery, with its recovery centers located in Lachine and Drummondville (Québec) and its brokering activities handled in 2009 more than 127,000 metric tonnes of waste, of which 121,000 metric tonnes were fibres. In this same period, 99% of its sales were in Canada, and 1% in the United States. Most of its business is done within the Cascades Group or its partners. Waste paper supply is mainly obtained from industrial, commercial and institutional users.
Metro Waste Paper Recovery Inc., owned by Cascades at 73%, offers a complete line of services related to recovery and recycling of waste in the provinces of Ontario, Manitoba, Alberta and British Columbia (Canada), as well as in the United States (New York). In 2009, through its 17 recovery centers, the group processed and brokered approximately 1,200,000 metric tonnes of paper and carton with 64% of sales made in Canada, 31% in the United States and 5% in export.

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4.2.2 Tissue Papers Sector
The Tissue Papers Group is a manufacturer, converter and marketer of a wide variety of products mainly made from recycled fibre and intended for the commercial, industrial and retail markets. Its lines of bathroom tissue, facial tissue, paper towels, paper hand towels, paper napkins and other related products are sold under the labels Decor®, Horizon® North River® and Wiping Solutions® in the commercial and industrial Canadian and American markets. In the retail market, products are principally marketed under private labels and under the label Cascades® in Canada and Nature’s Choice®, Pert® and Best Value® in the United States. In 2009, one client accounted for 22% of sales in the retail market. In addition, the Tissue Group also sells parent rolls of bathroom tissue, paper towels, paper hand towels and specialty papers to a large number of converters. One client accounted for 64% of parent roll sales. In 2009, one client accounted for 15% of overall sales in the retail, commercial and industrial markets, and parent rolls. Products are sold through sales representatives, and are delivered by truck.
The Tissue Group’s sales for 2009 amounted to $840 million compared to $787 million in 2008. In 2009, Tissue Group’s production was sold as follows: in the United States, 72% and in Canada, 28%. The Canadian mills generated 70% of the total revenue in Canada and 30% in the United States. The American mills generated 97% of the total revenue in the United States. 17 manufacturing and converting plants employ close to 2,000 employees.
The Candiac plant in Québec manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels and paper napkins. These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and in the United States. The production not converted at the Candiac mill is transferred to the Laval, Lachute (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.
The Lachute plant in Québec specializes in the manufacturing and converting of industrial use paper hand towels and converting of industrial use bathroom tissue. These products are mainly destined to the Canadian and American commercial and industrial markets. The production not converted is transferred to the Rockingham (North Carolina) plant. In October 2009, an investment of $11 million was made to this plant for expansion and installation of converting equipment.
The Laval plant in Québec specializes in the converting of tissue paper into paper napkins for the Canadian and American food and fast food industries.
The Kingsey Falls plant in Québec manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels, paper hand towels and facial tissue. These products are mainly sold in the retail market as well as the commercial and industrial markets, both in Canada and the United States. The production not converted is transferred to the Laval (Québec) and Waterford (New York) plants or is sold in parent rolls to other converters.
Further to the acquisition of the tissue business from Atlantic Packaging Products Ltd. on August 31, 2009, the plant located in Toronto (Ontario) converts tissue paper made of recycled fibre into bathroom tissue, paper towels, paper napkins and facial tissue. These products are mainly sold in the Canadian and American retail market as well as in commercial and industrial markets. The two Toronto PM mills in Ontario produce parent rolls made of 100% recycled fibre. The production is transferred to the Toronto (Ontario) and Waterford (New York) plants or sold to other converters.
Cascades Tissue Group — North Carolina Inc., with its Rockingham plant, manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels, paper hand towels, paper napkins and facial tissue. These products are mainly sold in the American commercial and industrial markets. The production not converted is sold in parent rolls to other converters.
Cascades Tissue Group — IFC Disposables Inc.’s plant is located in Brownsville (Tennessee) and specializes in the converting of tissue papers into industrial wiping sold in the commercial and industrial markets in the United States.
Cascades Tissue Group — Wisconsin Inc.’s plant, in Eau-Claire, manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the retail market in the United States. The non-converted production is sold in parent rolls to other converters.
Cascades Tissue Group — Pennsylvania Inc., with plants in Ransom and Pittston, manufactures tissue paper made from recycled fibre and converts it into bathroom tissue, paper towels, facial tissue and paper napkins. These products are mainly sold in the retail market in the United States. The non-converted production is transferred to the Waterford (New York) plant or is sold in parent rolls to other converters.
Cascades Tissue Group — Oregon Inc., in St-Helens, produces parent rolls made of 100% virgin fibre. The production is transferred to the Arizona plant or is sold to other converters.
The Waterford Division of Cascades Tissue Group — New York Inc. specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper napkins and industrial use paper hand towels. These products are mainly sold in the retail market as well as the commercial and industrial markets in the United States. The Mechanicville (New York) Division produces parent rolls made from recycled fibre. The production is transferred to the Waterford Division (New York) or is sold to other converters.
Cascades Tissue Group — Arizona Inc. operates a plant in Kingman, and specializes in the conversion of tissue paper into bathroom tissue, paper towels, paper hand towels and paper napkins. These products are mainly sold in the retail market in the United States.
The Memphis plant of Cascades Tissue Group — Tennessee Inc. produces parent rolls of tissue paper made from recycled fibre. The production is sold to other converters.
Best Diamond Packaging, LLC, a joint venture, operates a plant in Kingston, North Carolina, and specializes in the conversion of tissue paper into paper hand towels for the American food and quick-service restaurant markets.

Annual Information Form
The following table lists the plants and mills of the Tissue Group and the approximate annual production capacity of each facility as well as the products manufactured or, where applicable, their activities in 2009 :

		Annual capacity in
Facilities	Products / Services	short tons
Manufacturing / Converting
Candiac (Québec)	Paper towels, bathroom tissue, paper napkins	77,000
Lachute (Québec)	Paper hand towels, bathroom tissue	43,000
Kingsey Falls (Québec)	Paper towels, facial tissue, bathroom tissue, paper hand towels	113,000
Cascades Tissue Group –North Carolina Inc. (Rockingham)	Paper towels, facial tissue, bathroom tissue, paper napkins, paper hand towels	63,000
Cascades Tissue Group – Wisconsin Inc. (Eau Claire)	Paper towels, bathroom tissue, facial tissue and paper napkins	62,000
Cascades Tissue Group – Pennsylvania Inc. (Ransom and Pittston)	Paper towels, bathroom tissue, facial tissue and paper napkins	63,000
Manufacturing
Toronto PM (Ontario)	Parent rolls	64,000
Cascades Tissue Group – Oregon Inc. (St-Helens)	Parent rolls	77,000
Cascades Tissue Group – Tennessee Inc. (Memphis)	Parent rolls, bathroom tissue	46,000
Cascades Tissue Group – New York Inc. (Mechanicville)	Parent rolls	58,000
Converting
Toronto (Ontario)	Paper towels, bathroom tissue, facial tissue, paper napkins	N/A
Laval (Québec)	Paper napkins	N/A
Cascades Tissue Group – Arizona Inc. (Kingman)	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Cascades Tissue Group – New York Inc. (Waterford)	Paper towels, bathroom tissue, paper hand towels, paper napkins	N/A
Best Diamond Packaging, LLC (Kingston, North Carolina)	Paper hand towels	N/A
Converting Distribution
Cascades Tissue Group – IFC Disposables Inc., Brownsville (Tennessee)	Industrial wipes	N/A
4.3 Research and Development
Cascades has its own research and development centre («the Centre») located in Kingsey Falls (Québec), composed of a staff of 42 employees. The Centre provides the Cascades business units with product design and development of products and processes in addition to providing technical support for solving production problems and improving quality. Moreover, the Centre is strongly involved in innovation and sustainable development, among others, by its scientific support to the Company’s marketing teams.
The Information Technology Centre develops software in many spheres of activity for Cascades such as accounting, finance, human resources, warehousing logistic, transport management and production management. It has a team of 100 employees.

Annual Information Form
4.4 Competitive Conditions
4.4.1 Our Markets
Cascades operates in large, highly competitive markets. Our products and services compete with similar products manufactured and distributed by others both domestically and globally. The success in our markets is influenced by many factors, including price, customer service, geographic location, the quality, breadth and performance characteristics of our products. Given our products, integration level, markets and geographic diversification, we believe that we are well-positioned to compete in our packaging and tissue sectors.
According to RISI, the total U.S. coated recycled boxboard production for folding carton was approximately 2 million tons in 2009. Total coated recycled boxboard production for folding carton capacity in North America totalled approximately 2.3 million tons in 2009. The five largest manufacturers, Graphic Packaging International, RockTenn Company, Cascades Inc., Paperworks Industries, Inc. and Strathcona Paper, accounted for around 90% of total production capacity. Despite the economic downturn, U.S. demand for coated recycled boxboard improved in 2009. In fact, according to the Paper Packaging Council, more than 60% of the U.S. end demand for folding cartons comes from the food and beverage industries.
The containerboard market in North America had approximately 30.2 million tons of demand in 2009. Total containerboard production capacity in North America totalled approximately 35 million tons in 2009 and the five largest manufacturers, International Paper Company, Smurfit-Stone Container Corporation, Georgia-Pacific LLC, Temple-Inland, Inc. and Packaging Corporation of America, accounted for approximately 70% of total production capacity. Total U.S. containerboard production declined by 8% in 2009 as a result of the economic recession. However, while the containerboard market is cyclical and impacted by economic conditions, demand in that market tends to be more resilient given that approximately 80% of the end demand for corrugated boxes comes from non durable goods industries according to the Fibre Box Association.
The U.S. tissue paper market had approximately 8 million tons of demand in 2009. Total tissue production capacity in North America totalled approximately 8.5 million tons in 2009 and the five largest manufacturers, Georgia-Pacific LLC, Kimberly-Clark Corporation, Procter & Gamble Company, Cascades Inc. and Svenska Cellulosa Aktiebolaget (SCA), accounted for approximately 75% of total production capacity. The tissue paper market consists of both the retail and away-from-home markets. Shipments of retail and away-from-home tissue products totalled approximately 69% and 31%, respectively, of total U.S. tissue paper shipments in 2009. The tissue market is considered to be the most stable paper sector with demand in North America growing at a 2% compound annual growth rate since 1995.
4.4.2 Our Competitive Strengths
Leading Market Positions with Environmentally Sustainable Product Focus. We are one of the leaders in Canada and hold one of the leading market positions in the packaging industry in North America. We also are a leading producer of coated boxboard in Europe. We are the sole Canadian public company in Canada active in the tissue sector. We believe our leading market positions and our environmental focus gives us an advantage over many of our competitors. We believe the demand for green products is growing and we are well-positioned to take advantage of the growing environmental trend due to our strengths and diversity of product offerings.
Fully Integrated Recycling Solutions Provider. We are an integrated manufacturer with both downstream recycled paper collection and processing capabilities and upstream manufacturing and converting operations. We have created a “closed-loop system” that enables us to manufacture our products efficiently for our customers. Approximately 37% of the recycled fibers that we use in our products come from our own recovery and converting facilities. We continually look for opportunities to increase our integration to further ensure the supply of raw materials to our mills and grow the development of our environmentally sustainable products. In September 2009, we announced the acquisition of Yorkshire Paper Corporation and the Canadian assets of Sonoco Recycling. These acquisitions further strengthen our collection capabilities and enable us to more effectively manufacture our products.
Diversified Portfolio of Products, Markets and Geographic Locations. We manufacture and sell a diversified portfolio of packaging, tissue and specialty paper products for commercial, industrial and retail end markets in Canada, the United States, Europe and other regions. Our customers include Fortune 500, medium and small-sized companies across a broad range of industries. We believe that our product, geographic and customer diversification help us maintain our operating performance through economic downturns and changing market conditions. The size and diversity of our operations also allow us to cost-effectively serve customers on a regional and multinational basis, reducing delivery times and enhancing customer service.
Strong Presence in Consumer-Oriented End Markets. Our paper packaging, tissue and specialty paper products are sold primarily to consumer-oriented end markets, which tend to be less sensitive to economic cycles. As a result, products sold to these markets tend to exhibit a greater degree of stability and predictability in demand and product prices than products sold to commercial or industrial-oriented end markets. Our participation in consumer-oriented end markets has increased with our focus on selling private label tissue products. We expect our presence in consumer-oriented end markets to continue to increase over the next several years given our strategic growth priorities and the integration of assets and operations that we acquire similar to our acquisition of Atlantic Packaging’s tissue division, a manufacturer of tissue paper made primarily from recycled fibers, that we completed on August 31, 2009.
4.5 Cycle Components
Cascades is a diversified producer of packaging products and tissue paper with operations in Canada, the United States and Europe. The Company has leading market positions for many of its products in North America and is one of the foremost producers of coated boxboard in Europe.
Although the Company believes that its product, integration level, market, and geographical diversification help to mitigate the adverse effects of industry conditions, the markets, for some of its products, notably containerboard and boxboard, are highly cyclical. These markets are heavily influenced by changes in the North American and global economies, industry capacity and inventory levels maintained by customers, all of which affect selling prices and profitability. The Company is also affected by the variation of the Canadian dollar against the U.S. dollar and the Euro.

Annual Information Form
4.6 Environment
4.6.1 Regulations
The Company’s activities are subject to environmental laws and regulations imposed by various governmental and regulatory authorities in all the countries where it operates. The Company is in compliance, in all material respects, with all applicable environmental legislation and regulations. However, ongoing capital and operating expenses are expected to be incurred to achieve and maintain compliance with applicable environmental requirements. For more information, reference is made to the item “RISK MANAGEMENT”, on page 55 of Management’s discussion and analysis of financial position and operating results in the 2009 Annual Report, which item is incorporated by reference.
In 2009, environmental protection requirements and the application of Cascades’ environmental mission required capital expenditures and led to operating costs as follows :

Country	Capital Expenses	Operating Costs
Canada	$11,923,875	$36,549,275
United States	$1,803,132	$28,428,016
Europe	$1,035,874	$6,155,667

Total	$14,762,881	$71,132,958
4.6.2 Environmental Mission
Since one of our deeply ingrained values at the Company is protecting the environment, Cascades has adopted an Environmental Mission, which is available on the Company’s web site at www.cascades.com.
4.7 Reorganizations
In 2009, no major legal reorganizations were undertaken by Cascades. In the normal course of business, some minor reorganizations of the subsidiaries of the Company could occasionally occur in order to improve the organizational structure, none of them having a material impact on the activities, operations or financial results of the Company.
4.8 Social Policies
The Company has adopted a Code of Ethics (the “Code”), which is meant to provide directors, officers, and employees with general guidelines for acceptable behaviour in all relationships with each other, customers, suppliers, partners, and the communities where the Company operates. Given important legislative changes and the need to update certain chapters, the Code was revised in 2009. A copy of the Code is available upon written request to the Corporate Secretary at the following address:
Cascades inc.
Corporate Secretariat
404, Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls (Québec) J0A 1B0
The Code and the corporate policies referred to in the document are also available on the Company’s website at www.cascades.com.
4.9 Business Risks
We refer the reader to Management’s discussion and analysis of financial position and operating results in the 2009 Annual Report, specifically on page 55, under the heading “RISK MANAGEMENT”, incorporated by reference herein.
Item 5 — Dividends
In 2007, 2008 and 2009, Cascades paid dividends on its Common Shares at the current rate of $0.04 per Common Share per quarter. Other than pursuant to the Indentures, which govern its 6.75%, 7.25%, 7.75% and 7.875% senior notes, and the Credit Facilities, there are no material contractual restrictions on Cascades’ ability to declare and pay dividends on its Common Shares.
The dividend amount is reviewed annually by the Board of Directors and is determined taking into account Cascades’ financial situation, its results from operations, its capital requirements and any other factor deemed pertinent by the Board.
Item 6 — Capital Structure
6.1 General description of capital structure
The share capital of the Company is composed of an unlimited number of Common Shares without par value, an unlimited number of Class “A” Preferred Shares without par value which may be issued in series and an unlimited number of Class “B” Preferred Shares without par value which may be issued in series.
The holders of common shares are entitled to the right to vote on the basis of one vote per share at any meetings of shareholders and the right to receive dividends and to share in the remaining assets in the event of a liquidation of the Company. As at March 18, 2010, there were 97,000,541 Common Shares issued and outstanding.
The Class “A” and “B” Preferred Shares are issuable in series and rank equally within their respective classes as to dividends and capital. Registered holders of any series of Class “A” or Class “B” are entitled to receive, in each fiscal year of the Company or on any other basis, cumulative or non-cumulative preferred dividends payable at the time, at the rates and for such amounts and at the place or places

Annual Information Form
determined by the directors with respect to each series prior to the issuance of any Class “A” or Class “B” Preferred Shares. In the event of the liquidation, winding-up or dissolution of the Company or any other distribution of its assets to its shareholders, the holders of Class “A” and “B” preferred shares are entitled to receive, out of the assets of the Company, the amount paid in consideration of each share held by them. The holders of Class “A” and “B” preferred shares are not entitled as such to receive notice of or to attend or to vote at any meetings of shareholders. None of the Class “A” or “B” Preferred Shares of the capital stock of the Company are, as of the date hereof, issued and outstanding.
6.2 RATINGS
Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Rating for debt instruments are presented in ranges by each of the rating agencies. The highest quality of securities are rated AAA in the case of Standard & Poor’s (“S&P”) or DBRS, or Aaa in the case of Moody’s Investors Service (“Moody’s”). The lowest quality of securities are rated D in the case of S&P and DBRS, or C in the case of Moody’s.
According to the S&P rating system, notes rated BB, B, CCC, CC, and C are regarded as having from low to significant speculative characteristics. A BB rating indicates the least degree of speculation and C the highest. While such notes will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions. Notes rated BBB are less vulnerable for non-payment than other speculative economic conditions, which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from AAA to B may be modified by the addition of a plus (+) or minus (-) to show relative standing within the major rating categories.
According to the Moody’s rating system, notes, which are rated Ba, are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody’s applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking and the modifier 3 indicates a ranking in the lower end of that generic rating category.
According to the DBRS rating system, long-term debt rated BB is defined to be speculative and non-investment grade, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB range typically have limited access to capital markets and additional liquidity support. In many cases, deficiencies in critical mass, diversification, and competitive strength are additional negative considerations. The absence of either a high or low designation indicates the rating is in the middle of the category.

Credit Risk	Moody's	S & P	DBRS
Highest quality	Aaa	AAA	AAA
High quality (very strong)	Aa	AA	AA
Upper medium grade (strong)	A	A	A
Medium grade	Baa	BBB	BBB
Lower medium grade (somewhat speculative)	Ba	BB	BB
Low grade (speculative)	B	B	B
Poor quality (may default)	Caa	CCC	CCC
Most speculative	Ca	CC	CC
No interest being paid or bankruptcy petition filed	C	C	C
In default	C	D	D
Source: Securities Industry and Financial Markets Association and “Dominion Bond Rating Services”
Cascades’ outstanding senior notes received the following ratings by S&P, Moody’s and DBRS respectively:

Rating agency	Rating	Qualitative	Most recent update
S&P	B+	Stable outlook	December 2009
Moody’s	Ba3	Stable outlook	December 2009
DBRS	BB high	Negative outlook	December 2009
It is to be noted that the credit ratings given to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes as such, given these ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant. The Company is not responsible for credit ratings given by the rating agencies.

Annual Information Form
Item 7 — Market for Securities
7.1 Trading Price and Volume
Cascades’ Common Shares are traded on the Toronto Stock Exchange under the ticker symbol “CAS”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Company’s Common Shares on the Toronto Stock Exchange for each month of the most recently completed financial year:
Toronto Stock Exchange – Market price range – Year 2009

Month	High	Low	Closing Price	Trading Volumes
January	4.26	3.22	3.22	3,479,703
February	3.03	2.50	2.60	3,775,196
March	2.38	1.76	2.26	17,907,581
April	3.65	2.27	3.65	6,825,637
May	5.22	3.60	4.60	7,266,213
June	4.86	3.98	4.63	6,833,488
July	5.43	3.98	5.30	5,053,072
August	7.40	5.23	7.12	7,896,134
September	8.09	6.81	7.85	4,849,318
October	7.99	7.00	7.00	3,243,464
November	9.02	7.31	8.70	4,719,836
December	9.00	8.63	8.94	7,995,491
In 2008, in the normal course of business, the Company renewed its redemption program. Purchases began on March 13, 2008 and continued until March 12, 2009. The notice enabled Cascades to acquire up to 4,946,517 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 7, 2008. At the end of this normal course issuer bid, the Company had redeemed 828,800 Common Shares at an average cost of $4.13.
In 2009, in the normal course of business, the Company renewed its redemption program. Purchases began on March 13, 2009 and continued until March 12, 2010. The notice enabled Cascades to acquire up to 4,917,212 Common Shares, representing approximately 5% of the issued and outstanding Common Shares as at March 6, 2009. At the end of this normal course issuer bid, the Company had redeemed 1,031,836 Common Shares at an average weighted cost of $4.55.
On March 11, 2010, Cascades announced that the Toronto Stock Exchange accepted its notice of intention to begin a normal course issuer bid in respect of its Common Shares. Purchases pursuant to the normal course issuer bid commenced on March 15, 2010 and will cease on March 14, 2011. The Common Shares purchased shall be cancelled. The notice will enable Cascades to acquire up to 4,848,540 Common Shares, which represents approximately 5% of the 96,970,815 issued and outstanding Common Shares as at March 5, 2010.
Item 8 — Directors and Officers
The Directors of the Company are elected annually to hold office until the next annual general meeting or until a successor is elected or appointed.
8.1 Information concerning Directors
Mr. Bernard Lemaire, Kingsey Falls, Québec (Canada), one of the founders of Cascades, is the Executive Vice-Chairman of the Board of the Company and has been a Director since 1964. He was President of the Company from its creation to 1992 and Chairman of the Board from 1992 to 2008. He is also Executive Chairman of the Board of Directors of Boralex Inc., a major private electricity producer whose core business is the development and operation of power stations that generate renewable energy. He serves as a member of the Administrative Committee of both companies. He also sits on the Board of Trustees of Boralex Power Trust. Mr. Lemaire holds an Honorary Doctorate from the École des Hautes Études Commerciales – Montréal and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is an Officer of the Order of Canada and an Officer of the Ordre national of Québec as well as a Chevalier of the Ordre national of the Légion d’honneur of the French Republic.
Mr. Laurent Lemaire, Warwick, Québec (Canada), one of the founders of Cascades, is the Chairman of the Board of the Company since May 2008 and has been a Director since 1964. He was President and Chief Executive Officer of the Company from 1992 to 2004. He serves as a member of the Administrative Committee. He holds a Masters degree in Commerce and an Honorary Doctorate in Business Administration from the University of Sherbrooke. He is a member of the Board of Directors and of the Audit Committee of Junex Inc., a junior oil and gas exploration company. He also sits on the Board of Directors of Reno de Medici S.p.A., a publicly traded Italian company that is the second largest recycled boxboard producer in Europe.
Mr. Alain Lemaire, Kingsey Falls, Québec (Canada), one of the founders of Cascades, has been a Director of the Company since 1967 and is the President and Chief Executive Officer. He was Executive Vice-President of the Company from 1992 to 2004 and President and Chief Executive Officer of Norampac Inc. from 1998 to 2004. He serves as a member of the Administrative Committee. A former student of the Institut des pâtes et papiers of Trois-Rivières (Québec), he holds an Honorary Doctorate from the University of Sherbrooke.
Mr. Martin P. Pelletier, Eng., Ph. D, Sillery, Québec (Canada), a chemical engineer, is a pulp and paper consultant. He has been a Director of the Company since 1982. Mr. Pelletier was Vice-President and Chief Operating Officer, Containerboard, Norampac Inc., from 1997 to 2000 and held the position of President and Chief Executive Officer of Rolland Inc. (now known as Cascades Fine Papers Group Inc.) from

Annual Information Form
2000 to 2002. He serves as Chairman of the Environmental, Health and Safety Committee. He sits on the Board of Directors of CO2 Solution, a high-tech firm involved in recycling carbon dioxide (C02).
Mr. Paul R. Bannerman, Montréal, Québec (Canada), has been a member of the Board of Directors of Cascades since 1982. He is the founder and the Chairman of the Board of Directors of Etcan International Inc., a pulp and paper sales agency founded in 1978 which is active in the American, European and South American markets. Mr. Bannerman sits on the Board of Directors of a number of private companies and contributes personally and through his private foundation to the advancement of education, health, the arts and community development. He is a graduate of McGill University in political science and economics and holds an M.B.A. from Harvard University.
Mr. André Desaulniers, Andorre (Europe), has been a Director of Cascades since 1982. He serves as a member of the Audit Committee and is the Chair of the Corporate Governance and Nominating Committee. His principal occupation is director of Companies and he acquired his knowledge and expertise while acting as Chairman of the Board of Directors of McNeil, Mantha, Inc., an Investment dealer, for 17 years. He also was a member of several audit committees, such as, among others, Chairman of the Audit Committee of the Montréal Stock Exchange Inc.
Mr. Louis Garneau, St. Augustin-de-Desmaures, Québec (Canada), is President of Louis Garneau Sports Inc., a manufacturer and distributor of sports clothing and accessories throughout the world. He has been a Director since 1996 and serves as member of the Human Resources Committee. A former international cycle racer, Mr. Garneau participated in the 1984 Olympic Games in Los Angeles. He is a Chevalier de l’Ordre National of Québec and an Officer of the Order of Canada. In June 2007, he was awarded an honorary doctorate by the Faculty of Administration of the University of Ottawa. In 2008, he received the “Gloire de l’Escolle” medal as a former graduate having honored Université Laval due to the extent of his professional activities and his contribution to society.
Ms. Sylvie Lemaire, Otterburn Park, Québec (Canada), is a director of companies and has been a Board member of Cascades since 1999. She sits on the board of directors of Fempro I Inc., a manufacturer of absorbent products, and of the Coopérative des travailleurs actionnaire de Fempro I. She has been co-owner of Dismed Inc., a distributor of medical products, and of Fempro Inc., where she was president until 2007 and held production, research and development and general management positions. She serves as a member of the Environmental, Health and Safety Committee. Ms. Lemaire holds the degree of Bachelor in Industrial Engineering from the École polytechnique Montréal.
Mr. Michel Desbiens, Beaconsfield, Québec (Canada), a consultant and director of companies, joined the Board of Directors of the Company in 2001. He is the Chair of the Human Resources Committee and serves as a member of the Environmental, Health and Safety Committee. He held the positions of President and Chief Executive Officer of Donohue Inc., and Chairman of the Board of Directors of Abitibi-Consolidated Inc., and President and Chief Executive Officer of Québecor World Inc. He is Chairman of the Board of Catalyst Paper Corporation, a producer of paper for directories, uncoated specialty papers, coated paper and kraft pulp as well as a director and a member of the Audit and Nominating and Governance Committees of Rogers Sugar Income Fund, an open-ended limited purpose trust. Mr. Desbiens intends to retire from the Company’s Board of Directors and is not standing for re-election at the next Annual General Meeting of Shareholders.
Mr. Laurent Verreault, Verdun, Québec (Canada), is Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment. He has been a Director of Cascades since 2001 and serves as a member of the Audit and of the Human Resources Committees. Mr. Verreault sits on the Board of Directors and is a member of the Human Resources Committee of TMX Group Inc.
Mr. Robert Chevrier, Montréal, Québec (Canada), has been a Director of Cascades since 2003. He is the Chairman of the Audit Committee and also acts as lead Director. He is President of Société de Gestion Roche Inc., a holding and investment company. He is a director and, member of the Audit Committee of Bank of Montreal and Chair of the Pension Fund Society of Bank of Montreal, a director of Compagnie de Saint-Gobain, a company specializing in the production, processing and distribution of materials; a lead director, member of the Audit and Risk management Committee and Chair of the Human Resources Committee of CGI Group Inc., an IT and business process services provider; Chairman of the Board of Directors of Quincailleries Richelieu Ltée, a distributor, importer and manufacturer of specialty hardware. He has held the position of Chairman of the Board of Directors and President and Chief Executive Officer of Rexel Canada Inc. He is a graduate of the University of Concordia and a Fellow of the Canadian Institute of Chartered Accountants.
Mr. David McAusland, Beaconsfield, Québec (Canada), has been a Director of the Company since 2003. From 1999 to February 2008, he held among others, the position of Executive Vice-President, Corporate Development and Chief Legal Officer of Alcan Inc., a large multinational industrial company. He is a member of the Corporate Governance and Nominating Committee. In 2009, he became a partner in the law firm of McCarthy Tétrault. He also sits on the Boards of Directors of Cogeco Inc., a diversified communications company and Cogeco Cable Inc., a cable telecommunications company where he is Chair of the Corporate Governance Committee and a member of the Strategic Opportunities Committee of both these issuers. He is a member of the Board of Directors of Equinox Minerals Ltd., an international exploration and mine development company, and a member of the compensation committee and Chair of the Corporate Governance and Nominating Committee. He sits on the Board of Directors of Khan Resources Inc., a uranium exploration and development company, and is a member of the Audit, Finance and Compensation Committees. He is a Director of World Color Press Inc., a global leader in providing high – value, complete advertising and marketing solutions where he is member of the Audit Committee. In addition, he is a director of certain not-for-profit organizations such as Centraide of Greater Montreal and Chair of the Fondation de l’Ecole nationale du cirque.
Mr. James B.C. Doak, Toronto, Ontario (Canada), was appointed a Director of Cascades in February 2005. An economist and chartered financial analyst, Mr. Doak has held the position of President and Managing Director of Megantic Asset Management Inc., a Toronto (Ontario) investment company, since 2002. Prior thereto, from 1997 to 2002, he held the position of President of Enterprise Capital Management Inc. He is a member of the Audit Committee and of the Corporate Governance and Nominating Committee. Mr. Doak is Chairman of the Board of Directors and a member of the Corporate Governance and Nominating Committee, and the Audit, Finance and Compensation Committees of Khan Resources Inc., a uranium exploration and development company; a director and member of the Audit Committee of Purepoint Uranium Group Inc., a uranium exploration company. In 2009, he became a Director and Chair of the Finance and Audit Committee of Eurocopter Canada Limited, a subsidiary of Eurocopter, a designer and manufacturer of civil helicopters. He holds a Diplôme d’études collégiales from McGill University and a B.A. in Economics from the University of Toronto.

Annual Information Form
8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the Company’s knowledge, no director or executive officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:
a) is or has been in the past ten years before the date of this Annual Information Form a director or executive officer of any other company that, while that person was acting in that capacity,
i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemption under securities legislation for a period or more than 30 consecutive days;
ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the other issuer access to any exemption under securities legislation for a period of more than 30 consecutive days; or
iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;
b) was subject to court-imposed penalties or sanctions relating to securities legislation or by a securities regulatory authority, or entered into a settlement agreement with such authority; or
c) was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
To the Company’s knowledge, no director or officer of the Company and no shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons, has within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or its assets.
Furthermore, to the knowledge of the Company, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

Annual Information Form
8.3 Information concerning Executive Officers

Executive Officers	Occupation in the Company
Laurent Lemaire Warwick (Québec)	Chairman of the Board of Directors

Bernard Lemaire Kingsey Falls (Québec)	Executive Vice-Chairman of the Board of Directors

Alain Lemaire Kingsey Falls (Québec)	President and Chief Executive Officer

Alain Ducharme (*) Kingsey Falls (Québec)	Corporate Vice-President

Christian Dubé Sutton (Québec)	Vice-President and Chief Financial Officer

Allan Hogg Kingsey Falls (Québec)	Vice-President, Finance and Treasurer

Maryse Fernet Kingsey Falls (Québec)	Vice-President, Human Resources

Claude Cossette Kingsey Falls (Québec)	Vice-President, Organizational Development

Jean-Luc Bellemare Kingsey Falls (Québec)	Vice-President, Corporate Procurement and Internal Consultant — IT

Dominic Doré Mont-Saint-Hilaire (Québec)	Vice-President, Information Technology

Hubert Bolduc Montreal (Québec)	Vice-President, Communications and Public Affairs

Léon Marineau Kingsey Falls (Québec)	Vice-President, Environment

Robert F. Hall Sherbrooke (Québec)	Vice-President, Legal Affairs and Corporate Secretary

Suzanne Blanchet Candiac (Québec)	President and Chief Executive Officer, Tissue Group

Mario Plourde Kingsey Falls (Québec)	President and Chief Operating Officer, Specialty Products Group

Marc-André Dépin Boucherville (Québec)	President and Chief Executive Officer, Containerboard and Boxboard Group (Norampac)

(*)	Mr. Alain Ducharme retired from the Company on January 15, 2010.
During the past five years, each of the Executive Officers of the Company have been engaged in their present principal occupations or in other executive capacities for the Company or with related or affiliated companies indicated opposite their name. Mr. Dominic Doré was appointed Vice-President, Information Technology on February 3, 2010. He previously held the position of Corporate Director, Information Technology for Norampac since 2005.
As at December 31, 2009, the Directors and Executive Officers of the Company beneficially owned as a group, or exercised control or direction over, directly or indirectly, 30,609,095 Common Shares representing 31.5% of the Common Shares issued and outstanding.
Item 9 — Legal Proceedings
In the normal course of operations, the Company is party to various legal actions and contingencies, mostly related to contracts disputes, environmental and product claims, and labour issues. While the final outcome with respect to legal actions outstanding or pending as at December 31, 2009 cannot be predicted with certainty, it is management’s opinion that the outcome will not have a material adverse effect on the Company’s consolidated financial position, results of its operations or its cash flows.

Annual Information Form
Item 10 — Transfer Agent and Registrar
Cascades’ transfer agent and registrar is Computershare Investor Services Inc. (“Computershare”), having its place of business in Montréal, Québec, Canada at 1500 University Street, 7th Floor. The register of transfers of the Common Shares of the Company maintained by Computershare is located in the same office in Montreal.
Item 11 — Material Contracts
The only material contracts entered into during the year ended December 31, 2009 or in prior years that are still in effect and filed on SEDAR and EDGAR are :
Credit agreement, dated December 29, 2006, among Cascades Inc., Cascades USA Inc., Cascades Europe SAS, Cascades Arnsberg GmbH, The Bank of Nova Scotia, National Bank of Canada, Canadian Imperial Bank of Commerce, and a syndicate of lenders named therein, as lenders, as amended as of June 27, 2007, March 27, 2008, May 22, 2008 and February 13, 2009, executed in order to make available to the Company the credit facilities in the initial aggregate amount of $850 million and the revolving facility in an aggregate amount of $100 million.
Indenture dated December 3, 2009, among Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 3/4% Senior Notes due 2017.
Indenture dated December 3, 2009, among Cascades, the Subsidiary Guarantors party thereto and Computershare Trust Company of Canada, as trustee, pursuant to which Cascades issued 7 3/4% Senior Notes due 2016.
Indenture dated December 23, 2009, among Cascades, the Subsidiary Guarantors party thereto and The Bank of Nova Scotia Trust Company of New York, as trustee, pursuant to which Cascades issued 7 7/8% Senior Notes due 2020.
Item 12 — Interests of Experts
The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants (“PwC”), who have prepared an auditors’ report dated March 15, 2010 in respect of the Company’s consolidated financial statements with accompanying notes as at and for the years ended December 31, 2009 and 2008 and for each of the periods in the three- year period ended December 31, 2009. PwC has advised that they are independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.
Item 13 — Audit Committee
13.1 Composition and Mandate
The Company has an Audit Committee (the “Committee”), which is composed of Messrs. Robert Chevrier (Chairman), André Desaulniers, Laurent Verreault and James B.C. Doak. The Committee is governed by a charter which is attached to this AIF as Schedule A. The Company also adopted a Code of Ethics (the “Code”) which was revised in 2009 that applies to all directors, officers and employees. The Code is posted on Cascades’ website at www.cascades.com. All the members of the Committee are independent in accordance with the definition provided in section 1.4 of Multilateral Instrument 52-110 of the Canadian Securities Administrators and have financial expertise.
13.2 Relevant Education and Experience of the Members
The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of their responsibilities, including any education or experience that has provided the member with an understanding of the accounting principles used by the Company to prepare its annual and interim financial statements.

Name of Committee Member	Relevant Experience and Education
Robert Chevrier	Mr. Chevrier is a Fellow of the Institute of Chartered Accountants. He sits on the Boards of other Canadian listed companies and on other Audit Committees. His education and experience allows him to have a good understanding of the accounting principles used by the Company and he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to those issues that can reasonably be expected to be raised by the Company’s financial statements.

Laurent Verreault	As Chairman of the Board of Directors and Chief Executive Officer of GLV Inc., a manufacturer of engineered equipment, primarily focused on the production of equipment for the pulp and paper industry, Mr. Verreault is both financially and operationally literate and understands the breadth and complexity of accounting issues that can reasonably be expected to be raised in the course of reviewing the Company’s financial statements. He is a member of the Board of Directors and of the Human Resources Committee of TMX Group Inc.

André Desaulniers	Mr. Desaulniers is a director of companies and has acquired his knowledge and experience by acting as Chairman of the Board of Directors of McNeil, Mantha, Inc., an investment dealer, for 17 years. He also served on several audit committees, namely as Chairman of the Audit Committee of the Montréal Stock Exchange Inc.

Annual Information Form

Name of Committee Member	Relevant Experience and Education
James B.C. Doak	An economist, Mr. Doak is President and Managing Director of Megantic Asset Management Inc., a Toronto (Ontario) investment company. He has more than 20 years of experience as a chartered financial analyst and is a past President and Director of the Toronto CFA Society. He has been a Board member of several public companies, namely, PetroKazahstan Inc., Superior Propane Inc., and Spar Aerospace Inc. He has held senior positions with ScotiaMcLeod Inc., First Marathon Securities Ltd. and McLeod Young Weir Ltd., and was the founder of Enterprise Capital Management Inc., where he served as President until 2002.
13.3 External Auditors Services Fees
The following table sets out the fees incurred and paid to PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., chartered accountants, in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries :

	Fees
Fees	December 31, 2008	December 31, 2009
Audit Fees (1)	$2,046,684	$2,111,019
Audit-Related Fees (2)	$379,539	$766,136
Tax Fees (3)	$734,173	$446,454
Other Fees (4)	N/A	N/A

Total	$3,160,396	$3,323,609

(1)	Professional services provided in connection with statutory and regulatory filings and audit of the annual financial statements of the Company.

(2)	Professional services related to auditing as well as consultations on accounting and regulatory matters.

(3)	Professional services regarding compliance with income tax laws.

(4)	Various other services.
13.4 Policies and Procedures for the Engagement of Audit and Non-Audit Services
The Company’s Audit Committee (the “Committee”) has adopted a Pre-approval Policy and Procedures for services provided by external auditors, (the “Policy”) which sets forth the procedures and the conditions pursuant to which permissible services proposed to be performed by external auditors are pre-approved. Under the terms of the Policy, services, which involve annual fees of less than $35,000, are pre-approved. The Committee has delegated to the Chairman of the Committee pre-approval authority for any services not previously approved by the Committee, which involve the payment of unbudgeted fees in excess of $35,000 up to a maximum of $50,000. Services, which involve fees of more than $50,000, require pre-approval of all the members of the Committee.
Item 14 — Additional Information
Additional information, including Directors’ and Senior Officers’ remuneration and indebtedness, principal holders of the securities of Cascades and options to purchase securities, and interests of insiders in material transactions, if any, is contained in the Management Proxy Circular dated March 18, 2010 for the annual general meeting of shareholders.
Also, additional financial information pertaining to the fiscal year ended December 31, 2009 including Management’s Discussion and Analysis is presented in the Company’s 2009 Annual Report.
In addition, the following documents may be obtained, upon written request, from the Company’s Corporate Secretary:
(a) When Cascades is in the course of a distribution of its securities pursuant to a short form prospectus or has filed a preliminary short form prospectus in respect of a proposed distribution of its securities:
i) one copy of the latest Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;
ii) one copy of the latest Annual Report of the Company, a copy of the comparative financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying Auditors’ report, and the Management’s Discussion and Analysis of Financial Position and Operating Results and one copy of any interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;
iii) one copy of the Company’s Management Proxy Circular in respect of its most recent Annual General Meeting of Shareholders that involved the election of Directors ; and
iv) one copy of any other documents which are incorporated by reference into the preliminary short form prospectus or the short form prospectus; or
(b) at any other time, a copy of the documents referred to in a) i) to iii) above, may be obtained from the Corporate Secretary of the Company, at the address indicated below, provided that the Company may require the payment of a reasonable fee if the request is made by a person or company who is not a security holder of Cascades.

Annual Information Form
Most of the above-mentioned information relating to the Company may be found on SEDAR at www.sedar.com and on the Company’s website at www.cascades.com.
Cascades Inc.
Corporate Secretary
404 Marie-Victorin Blvd., P.O. Box 30
Kingsey Falls, Québec J0A 1B0
Telephone: (819) 363-5100
Telecopier: (819) 363-5127